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EXHIBIT 12

STATEMENT RE: COMPUTATION OF RATIOS
Aeroquip-Vickers, Inc.
(In thousands, except per share data)


                                                 Six Months
                                                   Ended                              Year Ended December 31
                                                  June 30,                 ----------------------------------------
                                                    1997         1996         1995           1994           1993         1992
                                                    ----         ----         ----           ----           ----         ----
RATIO OF EARNINGS TO FIXED
  CHARGES

Income before income taxes and
  cumulative effect of accounting
  change                                        $ 57,524      $153,421      $128,196       $101,255      $ 17,111      $ 24,042
Dividends received, net of equity
  in earnings (loss) of
  unconsolidated affiliates                        1,305         9,961        (3,704)         1,213             1        (1,931)
Fixed charges                                     23,112        41,712        31,762         30,249        33,370        34,623
                                                --------      --------      --------       --------      --------     ---------

Income before cumulative effect
  of accounting change for
  computation purposes                          $ 81,941      $205,094      $156,254       $132,717      $ 50,482      $ 56,734
                                                ========      ========      ========       ========      ========     =========

FIXED CHARGES

Interest expense, including
  interest related to corporate
  owned life insurance                          $ 19,762      $ 34,963      $ 24,477       $ 22,582      $ 25,516      $ 26,313

Portion of rent expense
  representing interest                            3,078         6,288         6,903          7,303         7,490         7,987
Amortization of debt expense and
  debt discount                                      272           461           382            364           364           323
                                                --------      --------      --------       --------      --------      --------
Total fixed charges                             $ 23,112      $ 41,712      $ 31,762       $ 30,249      $ 33,370      $ 34,623
                                                ========      ========      ========       ========      ========      ========

Ratio of Earnings to Fixed Charges                  3.5x          4.9x          4.9x           4.4x          1.5x          1.6x
                                                ========      ========      ========       ========      ========      ========


For the purpose of computing the ratio of earnings to fixed charges, "earnings" consist of income before income taxes and cumulative effect of accounting change, plus fixed charges and dividends received, net of equity in earnings
(loss) of unconsolidated affiliates. Fixed charges consists of interest expense, the portion of rent expense representing interest and amortization of debt discount.

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